EXHIBIT 99.4

13 March 2007

Telkom Chief Technical Officer Resigns

Thami Msimango has resigned as Telkom’s Chief Technical Officer (CTO), stating that he wished to pursue “other career opportunities within the ICT sector”.

In making the announcement this afternoon, Telkom’s Chief Executive Officer (CEO), Papi Molotsane, said that the Company, particularly Telkom’s top management, was “sad to see Thami go”.

“On behalf of Telkom, I wish him well in all his future endeavours,” said Molotsane, adding that Msimango had made an enormous contribution to the Company’s evolution in recent years, and was instrumental in driving the Next Generation Network programme.

“The progress we have made in building the broadband and IP capacity of the access and core networks, and the fact that many of our new services are running on the Next Generation Network, is because of Thami’s commitment and vision,” stated Molotsane.

Msimango joined Telkom in 1984. He was appointed CTO in September 2005, having previously held a number of positions, including those of Managing Executive: Technology and Network Services and Executive: Technology Direction and Integration.

However, Msimango will not be leaving the Information and Communication Technology industry, and the sector will continue to profit from his vast knowledge, experience and expertise.

Issued by (but not to be quoted):

Ajith Bridgraj

Senior Specialist: Media Liaison

Tel.: +27 (12) 311 1050

Fax: +27 (12) 311 5235

Mobile: 082 573 6772

Email: bridgra@telkom.co.za